Exhibit 4.3

English Language Summary

Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor.

On May 2, 2018, TIM Celular S.A., or TIM Celular, entered into a credit agreement, or the Credit Agreement, with an aggregate principal amount of R$1.5 billion with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.  TIM Participações S.A., or TIM Participações, is a guarantor under the Credit Agreement, jointly and severally liable for TIM Celular’s obligations.

The principal amount is split into three credit lines, or, collectively, the Credit Lines, with equal interest rates and tenors: (1) Credit Line A, in an amount of R$1.09 billion; (2) Credit Line B, in an amount of R$390 million; and (3) Credit Line C, in an amount of R$20 million. The principal amount of each of the Credit Lines is subject to an interest rate of 1.95% over the TJLP rate.

In addition to other standard sections, certain conditions precedent as set forth in the Credit Agreement must be met for the funds to be released, including the execution of the fiduciary assignment agreement and the payment of R$4.5 million commission to BNDES.

The availability period of the Credit Lines will be of 27 months from the execution of the Credit Agreement. The principal amount of the debt should be paid in 60 monthly installments, being the first due on September 15, 2020 and the last one due on August 15, 2025.

In order to guarantee the obligations assumed under the Credit Agreement, TIM Celular pledges to BNDES credit rights owed by TIM Celular under: (1) the payment of invoices by its users under postpaid mobile telecommunication services rendered by TIM Celular; and (2) the centralizing account and the retention account. The pledge granted by TIM Celular shall guarantee such company’s obligations under the Credit Agreements Nos. 08.2.0790.1, 13.2.1372.1 and 15.2.0825.1, all executed with BNDES.

Each Credit Line must be used for certain purposes as set forth in the Credit Agreement.  Credit Line A must be used to support TIM Celular’s investment plan for the years of 2017 to 2019 through the acquisition of materials, as well as to invest in engineering services and information technology (IT) systems. Credit Line B must be used for the acquisition of national equipment under TIM Celular’s investment plan.  Credit Line C must be used in investments in social projects within the community.

The Credit Agreement contains standard positive and negative covenants.  For example, TIM Celular undertakes to complete the financed project in 27 months and not to execute agreements that contain cross-default obligations in connection with agreements executed by Telecom Italia S.p.A.

Among others, any of the following would constitute an event of default during the term of the Credit Agreement, for which BNDES may require acceleration of the maturity date and repayment: (i) certain negative covenants are not complied with; (ii) there is a final, non-appealable judgment against TIM Celular in connection with slave or child labor or crimes against the environment; (iii) there is a change of control of TIM Celular or other corporate reorganization without BNDES prior consent; (iv) certain obligations set forth in the Credit Agreement are not complied with; or (v) TIM Celular uses the funds for purposes other than those set forth in the Credit Agreement.